Washington, DC 20549

                  Under the Securities and Exchange Act of 1934
                                  Schedule 13G

                           UNIGENE LABORATORIES INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities )

                                   904753100
                                 (CUSIP NUMBER)

1)       Name of Reporting Person:  CNA Financial Corporation

         SS or IRS Identification   36-6169860
         Nos. of Above Persons:

2)       Check the Appropriate Box                (a)         (b)  X
         If A Member of Group
         (See Instructions)

3)       SEC Use Only

4)       Citizenship or Place of Organization        Delaware

         Number of                  (5)  Sole Voting Power           0
         Shares
         Beneficially Owned         (6)  Shared Voting Power         3,000,000*
         by Each Reporting
         Person With:               (7)  Sole Dispositive Power      0

                                    (8)  Shared Dispositive Power    3,000,000*

9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person                       3,000,000*

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)

11)      Percent of Class
         Represented By Amount in Row 9                       8.3%

12)      Type of Reporting
         Person (See Instructions)                            HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary.

1)       Name of Reporting Person:          Loews Corporation

         SS or IRS Identification           13-2646102
         Nos. of Above Persons:

2)       Check the Appropriate Box          (a)      b)  X
         If A Member of Group
         (See Instructions)

3)       SEC Use Only

4)       Citizenship or Place of Organization        Delaware

         Number of                  (5)  Sole Voting Power          0
         Shares
         Beneficially Owned         (6)  Shared Voting Power        3,000,000*
         by Each Reporting
         Person With:               (7)  Sole Dispositive Power     0

                                    (8)  Shared Dispositive Power:  3,000,000*

9)       Aggregate Amount Beneficially
         Owned by Each Reporting Person                      3,000,000*

10)      Check if the Aggregate Amount in Row (9)
         Excludes Certain Shares (See Instructions)

11)      Percent of Class
         Represented By Amount in Row 9                      8.3%

12)      Type of Reporting
         Person (See Instructions)                           HC

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of theboard of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary.

Item 1(a)         Name of Issuer.           UNIGENE LABORATORIES INC.

Item 1(b)         Address of Issuer's Principal Executive Offices

                  Jay Levy
                  Chief Financial Officer
                  UNIGENE LABORATORIES INC.
                  110 Little Falls Road
                  Fairfield, New Jersey 07004-2193

Item 2(a)         Name of Persons Filing.   CNA Financial Corporation
                                            Loews Corporation

Item 2(b)         Address of Principal Business Office:

                  CNA Financial Corporation
                  CNA Plaza,
                  ChicagoIllinois 60685

                  Loews Corporation
                  667 Madison Avenue
                  New York, New York 10021-8087


Item 2(c)         Citizenship:      CNA Financial Corporation-State of Delaware
                                    Loews Corporation - State of Delaware


Item 2(d)         Title of Class of Securities.      Common Stock

Item 2(e)         CUSIP Number.                      904753100

Item 3 The persons filing this statement pursuant to Rule 13-1(b) or 13d-2 are each:

             (g) Parent Holding Company (HC) (Relevant subsidiary is Continental Casualty Company, an Illinois domiciled insurance company.)

Item 4.  Ownership                                                     CNA
                                                       Loews         Financial
                                                       Corp.           Corp.


(a)     Amount Beneficially Owned:                     3,000,000*    3,000,000*

(b)     Percent of Class                               8.3%          8.3%

(c)     Number of shares as to which such person has

        (i)  sole power to vote or to direct the vote  0             0

         (ii)  shared power to vote or to direct vote   3,000,000*   3,000,000*

         (iii)  sole power to dispose or to direct
                disposition of                          0            0

         (iv)  shared power to dispose or to
                direct disposition                      3,000,000*   3,000,000*

Item 5.  Ownership of Five Percent or Less of a Class.

         Inapplicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Inapplicable.

Item7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported On By the Parent Holding Company.

         Continental Casualty Company, an Illinois insurance company (IC). See Exhibit 1.

Item 8.  Identification and Classification of Members of the Group.

         Inapplicable.

Item 9.  Notice of Dissolution of the Group.

         Inapplicable.

* Under Illinois Law, assets owned by Continental Casualty Company an Illinois insurance company, are solely under the control of the board of directors of the insurer. The characterization of shared dispositive power with the parent holding is made solely as a consequence of SEC interpretations regarding control of the subsidiary.

Item 10.  Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


             March 4, 1997
             Date

/s/ Donald M. Lowry
             Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel

Item 10.  Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purposes or effect.

      After reasonable inquiry and to the best of my knowledge and believe, I certify that the information set forth in this statement is true, complete and correct.


             March 4, 1997
             Date




/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel

                                    Exhibit I

Loews Corporation holds in excess of 84% of the equity of CNA Financial Corp. CNA Financial Corp. owns 100% of the relevant subsidiary, Continental Casualty Company, an Illinois domiciled insurance company (IC). Continental Casualty Company is the direct owner of the position being reported.

                                    Exhibit 2

         Each of the undersigned hereby agrees that the Schedule 13G filed herewith is filed jointly, pursuant to Rule 13d-l(f) of the Securities and Exchange Act of 1934, as amended, on behalf of each of the undersigned.


CNA FINANCIAL CORPORATION


/s/ Donald M. Lowry
             Signature

Donald M. Lowry
Senior Vice President, Secretary and General Counsel

LOEWS CORPORATION

/s/ Barry L Hirsch
             Signature

Barry L. Hirsch
Senior Vice President, Secretary and General Counsel